PMU News Release #08-14
TSX, NYX Symbol PMU

December 15, 2008

Pacific Rim Mining Announces Fiscal 2009 Second Quarterly Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the three months ended October 31, 2008. Details of the Company’s financial results are provided in its Q2 2009 unaudited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in Central America. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Alternext US (“NYX”).

Financial Highlights

	Three Months Ended October 31, 2008	Three Months Ended October 31, 2007	Six Months Ended October 31, 2008	Six Months Ended October 31, 2007
Summarized Statement of Loss*
Exploration expenditures	$1,236	$3,377	$3,687	$5,723
Loss from Continued Operations	$(2,602)	$(3,359)	$(6,353)	$(5,841)
Discontinued Operations income (loss) of Denton-Rawhide joint venture	$1,390	$420	$1,872	$1,443
Loss for the period	$(1,212)	$(1,539)	$(4,481)	$(2,998)
Loss per share after Discontinued Operations (basic and diluted)	$(0.01)	$(0.01)	$(0.04)	$(0.03)
Weighted average shares outstanding (basic and diluted)	116,915,460	109,925,764	116,915,460	109,853,862

Summarized Statement of Cash Flows*
Cash Flow used for operating activities	$(3,197)	$(3,147)	$(6,582)	$(6,175)
Cash Flow provided by investing activities	$5,075	$2,103	$7,329	$3,596
Net increase (decrease) in cash and cash equivalents	$3,098	$247	$1,853	$(1,377)

	At October 31, 2008	At April 30, 2008
Summarized Balance Sheet*
Cash and cash equivalents	$3,775	$1,922
Current assets	$4,481	$7,666
Total assets	$10,077	$18,270
Total liabilities	$2,261	$6,109
Working Capital	$3,266	$4,723

*all amounts in thousands of US dollars, except share and per share amounts

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Fiscal 2008 Technical and Corporate Developments
Significant technical and corporate activities during the three months ended October 31, 2008 include:

  In September 2008 the Company significantly reduced staffing levels in its Vancouver office, including Peter Neilans, COO and April Hashimoto, CFO. These cuts were a response to difficult market conditions and ongoing delays in obtaining environmental and mining permits for the El Dorado project. Both Mr. Neilans and Ms. Hashimoto have continued their relationship with the Company on a consulting basis, with Ms. Hashimoto transitioning the Company to a contract accounting firm and Mr. Neilans managing the completion of the El Dorado feasibility study. The Company’s President and CEO concurrently took a voluntary pay cut to further reduce general and administrative expenses related to executive compensation.

  In October 2008 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott Rawhide Mining Company. Total compensation for these assets consists of US $3.1 million plus 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008 (with an estimated value of $0.25 to $0.4 million net of taxes).

  In September 2008 the Company significantly reduced El Salvador expenditures by making additional cuts to full-time staff and contract employees and by cancelling service contracts for numerous activities including community social programs.

Subsequent to the end of Q2 2009, the following events occurred:

  Pacific Rim appointed Steven Krause, CA, CPA (Illinois) to the position of Chief Financial Officer (“CFO”) of the Company. Mr. Krause is a founder and principal of Avisar Chartered Accountants and brings to the Company his expertise based on fourteen years of accounting, audit and management experience related to public exploration and mining companies.

  On December 9, 2008 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim filed a Notice of Intent to commence international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”). Pac Rim Cayman’s claims under CAFTA are based on the Government of El Salvador’s breaches of international and El Salvadoran law arising out of the Government’s failure, within its own mandated time frames and pursuant to the clear terms of applicable laws, to issue exploration and exploitation permits to which Pac Rim Cayman is entitled. This inaction by the Government of El Salvador has resulted in significant loss to the Company, its employees, and the local communities.

Results of Operations
As a result of the sale of its Denton-Rawhide assets (being its only source of revenue) during Q2 2009, the Company no longer accounts for Revenue and Mine Operating Costs from the sale of gold and silver as Mine Operating Income. The financial statement presentation has been changed to account for all revenue and operating costs from the Denton-Rawhide operation as Discontinued Operations – Income (Loss) of the Denton-Rawhide Joint Venture.

For the three months ended October 31, 2008, Pacific Rim recorded a loss for the period of $(1.2) million or $(0.01) per share, compared to a loss of $(1.5) million or $(0.01) per share for the three months ended October 31, 2007. The $0.3 million decrease in net loss for Q2 2009 compared to Q2 2008 results from significantly reduced exploration expenditures ($1.2 million for Q2 2009 compared to $3.3 million for Q2 2008) and an increase in proceeds from discontinued operations (net income from the Denton-Rawhide joint venture of $1.4 million for Q2 2009 compared to $0.4 million for Q2 2008) balanced against an

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com increase in general and administrative expenses ($1.4 million for Q2 2009 compared to $0.6 million for Q2 2008), a decrease in unrealized foreign exchange gain (a gain of $0.5 million for Q2 2008 compared to a loss of $0.1 million for Q2 2009) and proceeds from discontinued operations (recovery of investment in the Andacollo Mine) of $1.4 million in Q2 2008 for which there is no comparable item in Q2 2009.

For the six months ended October 31, 2008, Pacific Rim recorded a loss for the period of $(4.5) million or $(0.04) per share, compared to a loss of $(3.0) million or $(0.03) per share for the six months ended October 31, 2007. The $1.5 million increase in net loss period over period, despite a decrease in exploration expenditures ($3.7 million for the first half of fiscal 2009 compared to $5.7 million for the first half of fiscal 2008) and an increase in proceeds from discontinued operations (net income from the Denton-Rawhide joint venture of $1.9 million for the first six months of fiscal 2009 compared to $1.4 million for the first six months of fiscal 2008) is a result of significantly increased general and administrative costs ($2.7 million for the first half of fiscal 2009 compared to $1.2 million for the first half of fiscal 2008) and a decrease in unrealized foreign exchange gain (a gain of $0.9 million for the first six months of fiscal 2008 compared to a loss of $0.01 million for the first six months of fiscal 2009), plus proceeds from discontinued operations (recovery of investment in the Andacollo Mine) of $1.4 million in Q2 2008 for which there is no comparable item in Q2 2009.

Expenses
Operating expenses decreased during Q2 2009 to $2.6 million from $3.4 million during Q2 2008.

Due to the cessation of the El Dorado drilling program during Q1 2009 and the reduction of other exploration expenses at all of the Company’s projects, exploration expenditures decreased significantly quarter over quarter, from $3.4 million during Q2 2008 to $1.2 million during Q2 2009.

General and administrative expenses increased markedly between Q2 2008 ($0.6 million) and Q2 2009 ($1.4 million) primarily as a result of increased legal costs and non-recurring expenses related to the reduction of staff, including senior management, during Q2 2009.

The Company realized interest income of $0.01 million in Q2 2009 and $0.1 million in Q2 2008, earned on cash and short term investments held during each of the above 3 month periods.

The Company booked an unrealized foreign exchange loss of $0.1 million during Q2 2009 compared to an unrealized foreign exchange gain of $0.5 million during Q2 2008. The decrease in foreign exchange gain quarter over quarter primarily reflects the decrease in the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

Unusual Items
There were no unusual items booked in either Q2 2009 or Q2 2008 other than the sale of the Denton-Rawhide joint venture.

Liquidity and Capital Resources
Cash
At October 31, 2008 Pacific Rim’s cash and cash equivalents totalled $3.8 million, an increase of $3.1 million from the $0.7 million balance as of July 31, 2008 (the end of the Company’s first quarter of fiscal 2009) and an increase of $1.9 million from the April 30, 2008 balance of $1.9 million, (the end of the Company’s previous fiscal year). At October 31, 2008, short term investments were $nil compared to $2.0 million at July 31, 2008 and $4.2 million at April 30, 2008. The current assets of discontinued operations totalled $0.6 million at October 31, 2008 compared to $1.2 million at July 31, 2008 and $1.3 million at April 30, 2008 and receivables, deposits and prepaids were $0.1 million at October 31, 2008 compared to $0.2 million at July 31, 2008 and $0.2 million at April 30, 2008.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

During Q2 2009 the Company received cash flow from the following sources: $1.2 million from discontinued operations, $3.1 million from the sale of discontinued operations and $2.0 million in net redemptions of short term investments. Outlays of cash during the year included: $2.4 million in continued operations consisting of exploration expenditures and administrative expenses, and a reduction of accounts payable and accrued liabilities of $0.8 million. The net of these cash inflows and outlays was an increase in cash and cash equivalents of $3.1 million during the Company’s second quarter of fiscal 2009.

Working Capital
At October 31, 2008, the value of Pacific Rim’s current assets stood at $4.5 million, compared to $7.7 million at April 30, 2008, a reduction of $3.2 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) and subsequent cash expenditures as outlined in Sections 6 and 7 above. Property, plant and equipment balances at October 31, 2008 were unchanged from the April 30, 2008 balance of $5.6 million. The long-term asset value of Discontinued Operations was nil at October 31, 2008 (the Company having sold its interest in the Denton-Rawhide Joint Venture) compared to a value of $5.0 million at April 30, 2008 prior to the sale. As a result, the Company’s total assets at the end of its second quarter of fiscal 2009 were $10.1 million compared to $18.3 million at the end of fiscal 2008.

At October 31, 2008, Pacific Rim had current liabilities of $1.2 million compared to $2.9 million at April 30, 2008. The $1.7 million decrease in current liabilities is due to a $0.7 million decrease in accounts payable and a $1.0 million decrease in current liabilities associated with the discontinued operations. Future income tax liabilities did not change between the fiscal 2008 year end and the end of the Company’s second quarter of fiscal 2009 and were valued at $1.0 million. Long term liabilities related to the discontinued operations decreased to $nil at October 31, 2008 from $2.1 million at April 30, 2008. Currently, Pacific Rim has no short- or long-term debt.

The $3.2 million decrease in current assets offset in part by the $1.7 million decrease in current liabilities, resulted in a $1.4 million reduction in working capital from $4.7 million at April 30, 2008 to $3.3 million at October 31, 2008.

The Company has substantially reduced its El Salvador exploration programs and anticipates continuing to operate at these reduced levels during the remainder of fiscal 2009 and until such time as the El Dorado exploitation concession permit is received. The Company’s plans for the remainder of fiscal 2009 are:

  to complete work on the El Dorado project feasibility study, expected to be completed by late January 2009.
  to continue attempts to negotiate a solution to the El Dorado permitting dispute within the 90-day CAFTA NOI settlement period and if necessary pursue arbitration proceedings.
  to conduct exploration work on the El Dorado, Santa Rita and Zamora-Cerro Colorado projects necessary to maintain the claims in good standing.
  to conduct a mapping and surface sampling program on the Company’s two Costa Rican properties and to launch a grassroots reconnaissance program in Guatemala

The Company anticipates that the exploration component of its plans as outlined above will cost approximately $1.0 million and that general and administrative costs will decrease compared to recently quarterly expenditures due to staffing and overhead reductions.

If the El Dorado exploitation concession is received and adequate financing is available, the Company intends to resume exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which would result in increased exploration and general and administrative expenditures over

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com those currently anticipated for fiscal 2009. In order to undertake an expanded exploration program the Company would likely require additional financing, potentially during fiscal 2009. Substantial additional financing will be required if the Company is able to commence development activities (construction of an underground access / haulage ramp) at El Dorado during the coming fiscal year.

As of January 1, 2009, the Company will no longer participate in the proceeds from gold and silver production at the Denton-Rawhide operation due to the Company’s sale of the assets associated with its 49% interest in Denton-Rawhide.

Production
Pacific Rim’s share of production from the Denton-Rawhide operation during the second quarter of fiscal 2009 was 2,297 ounces of gold and 19,331 ounces of silver at a total cash production cost of $278 per ounce of gold produced (net of realized silver credits). During the second quarter of fiscal 2008 Pacific Rim’s share of production was 1,823 ounces of gold and 11,711 ounces of silver at a total cash production cost of $652 per ounce of gold produced (net of realized silver credits). Cash production costs per ounce of gold decreased quarter over quarter primarily due to the sale of silver in the current quarter where no silver sales occurred during Q2 2008 as well as the lower cost of consumables associated with the expanded carbon circuit, which was completed during Q2 2009.

Q2 2009 gold production from Denton-Rawhide was approximately 26% higher than in the same period a year earlier; an anomalous increase period over period compared to the overall trend of declining gold production at Denton-Rawhide that is typical of the residual leach phase of a heap leach operation. The increase in gold production during Q2 2008 is a result of the resumption of the application of leaching fluids to sections of the heap leach pile that had previously been subject to reconfiguration efforts.

Outlook
As a result of the sale of its Denton-Rawhide assets, the Company will participate (as to its previous 49% interest) in the proceeds from gold and silver production from the residual leach operation until December 31, 2008, mid-way through the Company’s quarter of fiscal 2009 (with an estimated value of between $0.25 and $0.4 million net of taxes).

Going forward, Pacific Rim will continue to operate a significantly reduced exploration program within El Salvador until such time as the Company is granted the El Dorado exploitation concession. Without receipt of this concession the Company does not intend to invest the millions of dollars in exploration in El Salvador, either on the El Dorado project or its grassroots Santa Rita or Zamora-Cerro Colorado projects, it has in previous years. The Company anticipates expending approximately $1.0 million on exploration during the remainder of fiscal 2009, which will be spent on low cost mapping, sampling and trenching programs at El Dorado, Santa Rita and Zamora-Cerro Colorado, as well as initial exploration and prospecting on its new Costa Rican gold projects, on limited community relations programs in the El Dorado and surrounding area and on security of its buildings, equipment and property. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities.

Despite having delivered a CAFTA NOI to the El Salvador government in December 2008, the Company will continue its efforts to secure approval of the El Dorado EIS and exploitation concession permit within the 90-day NOI settlement period prior to formal commencement of arbitral proceedings, by continuing its extensive outreach efforts to federal and municipal government officials, church leaders, business leaders, and citizens. Pacific Rim’s history of supporting local inhabitants and building bridges with all stakeholders is well documented, is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it operates.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Forward Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to gold price and other commodity price fluctuations; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to environmental regulation and liability; risks related to hedging activities; political and regulatory risks associated with mining and exploration; and other risks and uncertainties related to the Company’s prospects, properties and business strategy detailed elsewhere in this MD&A and in the Company’s Annual Information Form for the year ended April 30, 2008 (incorporated by reference into the Company’s Form 40F on file with the US Securities and Exchange Commission). Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com